United States Cellular Corporation

8410 West Bryn Mawr Avenue

Chicago, IL  60631

773-399-8900

Fax:  773-399-8936

VIA EDGAR

August 16, 2013

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          United States Cellular Corporation

                Form 10-K for the Year ended December 31, 2012

                Filed February 26, 2013

Response dated June 7, 2013

File no. 1-9712

Dear Mr. Spirgel:

This letter responds to the oral conversation on August 8, 2013 between Kathryn Jacobson, Securities and Exchange Commission (“SEC” or “Staff”) Senior Staff Accountant, and Douglas Shuma, U.S Cellular’s Chief Accounting Officer, regarding the Staff’s comments on the above-referenced filings.

In response to Ms. Jacobson’s comment to describe for the Staff the disclosure the company would make to describe why it has only one asset group, in future filings U.S. Cellular will include the following disclosure in the notes to its financial statements.

U.S. Cellular has concluded that it has one asset group for purposes of assessing property, plant and equipment for impairment.  This conclusion is based on the fact that the individual operating markets are reliant on centrally operated data centers, mobile telephone switching offices, a network operations center and a wide-area network. As a result, U.S. Cellular operates a single integrated national wireless network which represents the lowest level of identifiable cash flows.

In connection with responding to the Staff’s comments, the Company acknowledges that

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors.  If you have any questions, please contact me at (773) 399-4850 or Douglas D. Shuma, Chief Accounting Officer, at (773) 355-3400.

Sincerely,

United States Cellular Corporation

		By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President-Finance,
Chief Financial Officer and
Treasurer

cc:	Douglas D. Shuma